SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: August 9, 2023

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the First Quarter Ended June 30, 2023 and Outlook for the Fiscal Year Ending March 31, 2024

Quarterly Financial Statements
for the First Quarter Ended June 30, 2023
And
Outlook for the Fiscal Year Ending March 31, 2024

August 9, 2023
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended June 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-4
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Three months ended June 30)	F-5
Condensed Consolidated Statements of Cash Flows (Three months ended June 30)	F-6
Notes to Condensed Consolidated Financial Statements	F-8
- Business Segment Information	F-8
- Going Concern Assumption	F-14
- Accounting Policy and Other Information	F-14

Results for Adjusted OIBDA and Adjusted EBITDA for the Three Months Ended June 30, 2023	1

Outlook for the Fiscal Year Ending March 31, 2024	2

Supplemental Information	5

Cautionary Statement	10

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

Sony has adopted IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June 30, 2023. Figures for the three months ended June 30, 2022 and for the fiscal year ended March 31, 2023, as well as the condensed consolidated statement of financial position as of April 1, 2022, are restated in accordance with IFRS 17. Please refer to “Notes to Condensed Consolidated Financial Statements - Accounting Policy and Other Information (Changes in accounting policies)” on page F-14 for more details.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position

	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023	Change from March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900	1,532,099	51,199
Investments and advances in the Financial Services segment	360,681	328,358	356,329	27,971
Trade and other receivables, and contract assets	1,621,629	1,770,948	1,891,298	120,350
Inventories	874,007	1,468,042	1,829,510	361,468
Other financial assets	149,301	110,950	197,196	86,246
Other current assets	428,522	563,334	669,220	105,886
Total current assets	5,483,776	5,722,532	6,475,652	753,120
Non-current assets:
Investments accounted for using the equity method	268,513	325,220	359,223	34,003
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,669,354	431,593
Property, plant and equipment	1,113,213	1,344,864	1,378,300	33,436
Right-of-use assets	413,430	478,063	483,823	5,760
Goodwill	952,895	1,275,112	1,400,107	124,995
Content assets	1,342,046	1,561,882	1,758,548	196,666
Other intangible assets	450,103	563,842	580,101	16,259
Deferred tax assets	300,924	393,107	439,790	46,683
Other financial assets	696,306	832,344	864,815	32,471
Other non-current assets	379,137	419,368	450,304	30,936
Total non-current assets	24,168,179	25,431,563	26,384,365	952,802
Total assets	29,651,955	31,154,095	32,860,017	1,705,922
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)

	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023	Change from March 31, 2023
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934	2,166,112	251,178
Current portion of long-term debt	171,409	187,942	179,629	(8,313)
Trade and other payables	1,843,338	1,866,101	2,122,057	255,956
Deposits from customers in the banking business	2,886,361	3,163,237	3,297,378	134,141
Income taxes payables	105,437	154,543	142,510	(12,033)
Participation and residual liabilities in the Pictures segment	190,162	230,223	248,500	18,277
Other financial liabilities	127,079	108,049	146,398	38,349
Other current liabilities	1,465,326	1,693,380	1,651,835	(41,545)
Total current liabilities	8,765,665	9,318,409	9,954,419	636,010
Non-current liabilities:
Long-term debt	1,203,646	1,767,696	1,807,171	39,475
Defined benefit liabilities	254,548	236,121	242,620	6,499
Deferred tax liabilities	120,582	117,621	138,210	20,589
Insurance contract liabilities	13,042,875	12,364,973	12,888,235	523,262
Participation and residual liabilities in the Pictures segment	220,113	192,952	206,077	13,125
Other financial liabilities	231,463	371,580	397,418	25,838
Other non-current liabilities	106,481	127,593	147,289	19,696
Total non-current liabilities	15,179,708	15,178,536	15,827,020	648,484
Total liabilities	23,945,373	24,496,945	25,781,439	1,284,494
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	880,365	-
Additional paid-in capital	1,461,053	1,463,807	1,479,902	16,095
Retained earnings	4,170,417	5,092,442	5,261,615	169,173
Accumulated other comprehensive income	(677,989)	(614,570)	(389,839)	224,731
Treasury stock, at cost	(180,042)	(223,507)	(229,055)	(5,548)
Equity attributable to Sony Group Corporation’s stockholders	5,653,804	6,598,537	7,002,988	404,451
Noncontrolling interests	52,778	58,613	75,590	16,977
Total equity	5,706,582	6,657,150	7,078,578	421,428
Total liabilities and equity	29,651,955	31,154,095	32,860,017	1,705,922

Condensed Consolidated Statements of Income

	Yen in millions
	Three months ended June 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Sales	2,016,037	2,284,543	268,506
Financial services revenue
Insurance revenue	135,570	142,750	7,180
Other financial services revenue	78,153	536,359	458,206
Total financial services revenue	213,723	679,109	465,386
Total sales and financial services revenue	2,229,760	2,963,652	733,892
Costs and expenses:
Cost of sales	1,391,667	1,624,510	232,843
Selling, general and administrative	406,766	474,939	68,173
Financial services expenses
Insurance service expenses	89,506	97,366	7,860
Insurance finance expenses (income)	(38,185)	489,352	527,537
Other financial services expenses	23,143	37,825	14,682
Total financial services expenses	74,464	624,543	550,079
Other operating (income) expense, net	(2,725)	(8,742)	(6,017)
Total costs and expenses	1,870,172	2,715,250	845,078
Share of profit (loss) of investments accounted for using the equity method	5,277	4,640	(637)
Operating income	364,865	253,042	(111,823)
Financial income	14,382	31,912	17,530
Financial expenses	29,969	8,920	(21,049)
Income before income taxes	349,278	276,034	(73,244)
Income taxes	88,074	58,092	(29,982)
Net income	261,204	217,942	(43,262)

Net income attributable to
Sony Group Corporation’s stockholders	261,094	217,545	(43,549)
Noncontrolling interests	110	397	287

	Yen
	Three months ended June 30
	2022 Restated	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	211.16	176.26	(34.90)
- Diluted	209.66	175.67	(33.99)

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30
	2022 Restated	2023	Change
Net income	261,204	217,942	(43,262)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(2,118)	(6,917)	(4,799)
Remeasurement of defined benefit pension plans	116	(425)	(541)
Share of other comprehensive income of investments accounted for using the equity method	208	139	(69)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(571,849)	(72,542)	499,307
Cash flow hedges	(1,117)	(2,230)	(1,113)
Insurance finance income (expenses)	506,715	20,517	(486,198)
Exchange differences on translating foreign operations	247,333	285,771	38,438
Share of other comprehensive income of investments accounted for using the equity method	2,679	3,150	471
Other	(76)	54	130
Total other comprehensive income, net of tax	181,891	227,517	45,626
Comprehensive income	443,095	445,459	2,364

Comprehensive income attributable to
Sony Group Corporation’s stockholders	439,546	443,428	3,882
Noncontrolling interests	3,549	2,031	(1,518)

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards	–	–	409,654	(1,900,321)	–	(1,490,667)	–	(1,490,667)
Restated balance at April 1, 2022	880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income			261,094			261,094	110	261,204
Other comprehensive income, net of tax				178,452		178,452	3,439	181,891
Total comprehensive income (restated)			261,094	178,452		439,546	3,549	443,095
Transfer to retained earnings			116	(116)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(8)		943	934		934
Conversion of convertible bonds		(125)	(1,191)		3,775	2,459		2,459
Stock-based compensation		2,493				2,493		2,493
Dividends declared			(43,295)			(43,295)	(4,219)	(47,514)
Purchase of treasury stock					(12,805)	(12,805)		(12,805)
Reissuance of treasury stock		1			2	3		3
Transactions with noncontrolling interests shareholders and other		(4,283)				(4,283)	2,257	(2,026)
Restated balance at June 30, 2022	880,365	1,459,138	4,387,133	(499,653)	(188,127)	6,038,856	54,365	6,093,221

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			217,545			217,545	397	217,942
Other comprehensive income, net of tax				225,883		225,883	1,634	227,517
Total comprehensive income			217,545	225,883		443,428	2,031	445,459
Transfer to retained earnings			1,152	(1,152)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(144)		4,600	4,455		4,455
Stock-based compensation		3,127				3,127		3,127
Dividends declared			(49,380)			(49,380)	(1,604)	(50,984)
Purchase of treasury stock					(10,150)	(10,150)		(10,150)
Reissuance of treasury stock		1			2	3		3
Transactions with noncontrolling interests shareholders and other		12,968				12,968	16,550	29,518
Balance at June 30, 2023	880,365	1,479,902	5,261,615	(389,839)	(229,055)	7,002,988	75,590	7,078,578

Condensed Consolidated Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Cash flows from operating activities:
Income before income taxes	349,278	276,034
Adjustments to reconcile income before income taxes to net cash used in operating activities:
Depreciation and amortization, including amortization of contract costs	245,471	251,767
Other operating (income) expense, net	(2,725)	(8,742)
(Gain) loss on securities, net (other than Financial Services segment)	21,197	(14,189)
Share of (profit) loss of investments accounted for using the equity method, net of dividends	(145)	2,275
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(37,107)	(11,342)
Increase in inventories	(176,257)	(283,152)
Increase in investments and advances in the Financial Services segment	(338,551)	(560,038)
Increase in content assets	(125,595)	(137,465)
Increase (decrease) in trade payables	(6,828)	174,512
Increase in insurance contract liabilities, net of insurance contract assets	9,181	561,732
Increase in deposits from customers in the banking business	83,965	144,119
Decrease in borrowings in the life insurance business and the banking business	(102,932)	(54,691)
Increase (decrease) in taxes payable other than income taxes, net	(19,219)	20,014
(Increase) decrease in other financial assets and other current assets	1,358	(34,283)
Decrease in other financial liabilities and other current liabilities	(169,890)	(130,303)
Income taxes paid	(65,398)	(121,147)
Other	(95,821)	(87,770)
Net cash used in operating activities	(430,018)	(12,669)
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(106,968)	(130,501)
Proceeds from sales of property, plant and equipment and other intangible assets	2,372	6,235
Payments for investments and advances (other than Financial Services segment)	(146,838)	(21,319)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	3,645	4,410
Payments for purchases of businesses	(44,605)	(59,480)
Other	(22,663)	2,008
Net cash used in investing activities	(315,057)	(198,647)
Cash flows from financing activities:
Increase in short-term borrowings, net	48,013	294,039
Proceeds from issuance of long-term debt	5,955	5,599
Payments of long-term debt	(25,382)	(28,414)
Dividends paid	(42,932)	(48,955)
Payments for purchases of treasury stock	(12,805)	(10,150)
Other	(2,826)	1,748
Net cash provided by (used in) financing activities	(29,977)	213,867
Effect of exchange rate changes on cash and cash equivalents	97,283	48,648
Net increase (decrease) in cash and cash equivalents	(677,769)	51,199
Cash and cash equivalents at beginning of the fiscal year	2,049,636	1,480,900
Cash and cash equivalents at end of the period	1,371,867	1,532,099

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Three months ended June 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Game & Network Services -
Customers	588,461	755,003	166,542
Intersegment	15,655	16,877	1,222
Total	604,116	771,880	167,764
Music -
Customers	305,353	355,756	50,403
Intersegment	2,717	2,473	(244)
Total	308,070	358,229	50,159
Pictures -
Customers	341,247	320,178	(21,069)
Intersegment	130	188	58
Total	341,377	320,366	(21,011)
Entertainment, Technology & Services -
Customers	543,906	563,292	19,386
Intersegment	8,404	8,491	87
Total	552,310	571,783	19,473
Imaging & Sensing Solutions -
Customers	219,223	270,476	51,253
Intersegment	18,619	22,264	3,645
Total	237,842	292,740	54,898
Financial Services -
Customers	213,723	679,109	465,386
Intersegment	2,299	2,302	3
Total	216,022	681,411	465,389
All Other -
Customers	15,557	16,402	845
Intersegment	3,777	3,091	(686)
Total	19,334	19,493	159
Corporate and elimination	(49,311)	(52,250)	(2,939)
Consolidated total	2,229,760	2,963,652	733,892

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended June 30
	2022 Restated	2023	Change
Operating income (loss):
Game & Network Services	52,762	49,160	(3,602)
Music	60,973	73,380	12,407
Pictures	50,655	15,971	(34,684)
Entertainment, Technology & Services	53,568	55,646	2,078
Imaging & Sensing Solutions	21,689	12,731	(8,958)
Financial Services	139,208	54,514	(84,694)
All Other	2,865	2,475	(390)
Total	381,720	263,877	(117,843)
Corporate and elimination	(16,855)	(10,835)	6,020
Consolidated operating income	364,865	253,042	(111,823)

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2022 Restated	2023	Change
Game & Network Services
Digital Software and Add-on Content	285,845	365,346	79,501
Network Services	106,523	124,499	17,976
Hardware and Others	196,093	265,158	69,065
Total	588,461	755,003	166,542
Music
Recorded Music - Streaming	139,111	164,887	25,776
Recorded Music - Others	60,456	72,885	12,429
Music Publishing	63,057	75,139	12,082
Visual Media and Platform	42,729	42,845	116
Total	305,353	355,756	50,403
Pictures
Motion Pictures	123,125	125,504	2,379
Television Productions	139,161	104,231	(34,930)
Media Networks	78,961	90,443	11,482
Total	341,247	320,178	(21,069)
Entertainment, Technology & Services
Televisions	141,793	135,982	(5,811)
Audio and Video	91,060	89,149	(1,911)
Still and Video Cameras	139,703	161,874	22,171
Mobile Communications	99,030	87,362	(11,668)
Other	72,320	88,925	16,605
Total	543,906	563,292	19,386
Imaging & Sensing Solutions	219,223	270,476	51,253
Financial Services	213,723	679,109	465,386
All Other	15,557	16,402	845
Corporate	2,290	3,436	1,146
Consolidated total	2,229,760	2,963,652	733,892

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023	April 1, 2022 Restated	March 31, 2023 Restated	June 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥756,493	¥816,248	¥1,160,496	¥724,407	¥715,851	¥2,049,636	¥1,480,900	¥1,532,099
Investments and advances in the Financial Services segment	360,681	328,358	356,329	–	–	–	360,681	328,358	356,329
Trade and other receivables, and contract assets	163,037	127,413	149,325	1,478,620	1,668,257	1,763,614	1,621,629	1,770,948	1,891,298
Inventories	–	–	–	874,007	1,468,042	1,829,510	874,007	1,468,042	1,829,510
Other financial assets	81,174	47,044	60,339	68,124	63,906	136,855	149,301	110,950	197,196
Other current assets	27,893	16,029	37,587	450,953	562,442	650,681	428,522	563,334	669,220
Total current assets	1,521,925	1,275,337	1,419,828	4,032,200	4,487,054	5,096,511	5,483,776	5,722,532	6,475,652
Non-current assets:
Investments accounted for using the equity method	–	–	–	268,513	325,220	359,223	268,513	325,220	359,223
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,669,354	–	–	–	18,251,612	18,237,761	18,669,354
Investments in Financial Services, at cost	–	–	–	550,483	550,483	550,483	–	–	-
Property, plant and equipment	18,010	15,316	15,160	1,095,241	1,329,219	1,362,812	1,113,213	1,344,864	1,378,300
Right-of-use assets	73,774	84,023	82,030	339,658	395,210	402,964	413,430	478,063	483,823
Goodwill and intangible assets, including content assets	72,578	78,197	76,193	2,672,466	3,322,639	3,662,563	2,745,044	3,400,836	3,738,756
Deferred tax assets	2,335	2,687	–	332,330	431,533	467,360	300,924	393,107	439,790
Other financial assets	37,037	46,941	56,370	663,233	789,470	812,528	696,306	832,344	864,815
Other non-current assets	167,744	172,565	169,387	284,834	319,306	353,238	379,137	419,368	450,304
Total non-current assets	18,623,090	18,637,490	19,068,494	6,206,758	7,463,080	7,971,171	24,168,179	25,431,563	26,384,365
Total assets	¥20,145,015	¥19,912,827	¥20,488,322	¥10,238,958	¥11,950,134	¥13,067,682	¥29,651,955	¥31,154,095	¥32,860,017

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥1,830,328	¥183,187	¥211,020	¥515,413	¥2,147,962	¥2,102,876	¥2,345,741
Trade and other payables	119,017	77,703	71,093	1,744,011	1,812,670	2,072,273	1,843,338	1,866,101	2,122,057
Deposits from customers in the banking business	2,886,361	3,163,237	3,297,378	–	–	–	2,886,361	3,163,237	3,297,378
Income taxes payables	3,789	15,213	180	101,648	139,330	142,330	105,437	154,543	142,510
Participation and residual liabilities in the Pictures segment	–	–	–	190,162	230,223	248,500	190,162	230,223	248,500
Other financial liabilities	98,029	77,605	98,675	29,050	30,444	47,727	127,079	108,049	146,398
Other current liabilities	218,865	194,174	230,579	1,297,115	1,514,792	1,440,648	1,465,326	1,693,380	1,651,835
Total current liabilities	5,290,837	5,419,788	5,528,233	3,545,173	3,938,479	4,466,891	8,765,665	9,318,409	9,954,419
Non-current liabilities:
Long-term debt	470,498	663,353	668,285	733,148	1,104,344	1,138,886	1,203,646	1,767,696	1,807,171
Defined benefit liabilities	37,167	37,183	37,638	217,381	198,938	204,982	254,548	236,121	242,620
Deferred tax liabilities	58,666	60,554	50,113	110,715	112,938	130,425	120,582	117,621	138,210
Insurance contract liabilities	13,042,875	12,364,973	12,888,235	–	–	–	13,042,875	12,364,973	12,888,235
Participation and residual liabilities in the Pictures segment	–	–	–	220,113	192,952	206,077	220,113	192,952	206,077
Other financial liabilities	147,712	175,026	186,923	86,391	199,327	213,285	231,463	371,580	397,418
Other non-current liabilities	5,864	7,225	7,449	121,558	142,096	161,366	106,481	127,593	147,289
Total non-current liabilities	13,762,782	13,308,314	13,838,643	1,489,306	1,950,595	2,055,021	15,179,708	15,178,536	15,827,020
Total liabilities	19,053,619	18,728,102	19,366,876	5,034,479	5,889,074	6,521,912	23,945,373	24,496,945	25,781,439
Equity:
Stockholders’ equity of Financial Services	1,087,948	1,180,905	1,117,475	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	5,155,149	6,006,267	6,474,151	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	5,653,804	6,598,537	7,002,988
Noncontrolling interests	3,448	3,820	3,971	49,330	54,793	71,619	52,778	58,613	75,590
Total equity	1,091,396	1,184,725	1,121,446	5,204,479	6,061,060	6,545,770	5,706,582	6,657,150	7,078,578
Total liabilities and equity	¥20,145,015	¥19,912,827	¥20,488,322	¥10,238,958	¥11,950,134	¥13,067,682	¥29,651,955	¥31,154,095	¥32,860,017

Condensed Statements of Income

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022 Restated	2023	2022 Restated	2023

Sales	¥-	¥-	¥2,017,583	¥2,285,789	¥2,016,037	¥2,284,543
Financial services revenue	216,022	681,411	-	-	213,723	679,109
Total sales and financial services revenue	216,022	681,411	2,017,583	2,285,789	2,229,760	2,963,652

Cost of sales	-	-	1,394,565	1,627,562	1,391,667	1,624,510
Selling, general and administrative	-	-	405,410	473,129	406,766	474,939
Financial services expenses	76,763	626,846	-	-	74,464	624,543
Other operating (income) expense, net	51	51	(2,776)	(8,793)	(2,725)	(8,742)
Total costs and expenses	76,814	626,897	1,797,199	2,091,898	1,870,172	2,715,250

Share of profit (loss) of investments accounted for using the equity method	-	-	5,277	4,640	5,277	4,640

Operating income	139,208	54,514	225,661	198,531	364,865	253,042

Financial income (expenses), net	-	-	25,747	73,028	(15,587)	22,992

Income before income taxes	139,208	54,514	251,408	271,559	349,278	276,034

Income taxes	39,437	15,905	48,609	42,187	88,074	58,092

Net income	99,771	38,609	202,799	229,372	261,204	217,942

Net income of Financial Services	¥99,664	¥38,458	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥202,796	¥229,126	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥261,094	¥217,545

Net income attributable to noncontrolling interests	¥107	¥151	¥3	¥246	¥110	¥397

Condensed Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022	2023	2022 Restated	2023
Cash flows from operating activities:
Income (loss) before income taxes	¥139,208	¥54,514	¥251,408	¥271,559	¥349,278	¥276,034
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	6,377	6,915	239,094	244,852	245,471	251,767
Other operating (income) expense, net	51	51	(2,776)	(8,793)	(2,725)	(8,742)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	21,197	(14,189)	21,197	(14,189)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(7,090)	(21,911)	(33,625)	13,650	(37,107)	(11,342)
(Increase) decrease in inventories	–	–	(176,257)	(283,152)	(176,257)	(283,152)
(Increase) decrease in investments and advances in the Financial Services segment	(338,551)	(560,038)	–	–	(338,551)	(560,038)
(Increase) decrease in content assets	–	–	(125,595)	(137,465)	(125,595)	(137,465)
Increase (decrease) in trade payables	(15,854)	(3,391)	12,505	174,965	(6,828)	174,512
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	9,181	561,732	–	–	9,181	561,732
Increase (decrease) in deposits from customers in the banking business	83,965	144,119	–	–	83,965	144,119
Increase (decrease) in borrowings in the life insurance business and the banking business	(102,932)	(54,691)	–	–	(102,932)	(54,691)
Increase (decrease) in taxes payable other than income taxes, net	14,333	27,995	(33,552)	(7,981)	(19,219)	20,014
Other	(9,847)	(37,230)	(319,841)	(334,115)	(329,896)	(371,228)
Net cash provided by (used in) operating activities	(221,159)	118,065	(167,442)	(80,669)	(430,018)	(12,669)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(7,121)	(5,602)	(99,929)	(124,929)	(106,968)	(130,501)
Payments for investments and advances (other than Financial Services segment)	–	–	(146,838)	(21,319)	(146,838)	(21,319)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	3,645	4,410	3,645	4,410
Other	–	1	(64,896)	(51,238)	(64,896)	(51,237)
Net cash provided by (used in) investing activities	(7,121)	(5,601)	(308,018)	(193,076)	(315,057)	(198,647)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,757)	(2,671)	31,343	273,895	28,586	271,224
Dividends paid	(41,335)	(50,037)	(42,932)	(48,955)	(42,932)	(48,955)
Other	(1)	(1)	(15,630)	(8,399)	(15,631)	(8,402)
Net cash provided by (used in) financing activities	(44,093)	(52,709)	(27,219)	216,541	(29,977)	213,867

Effect of exchange rate changes on cash and cash equivalents	–	–	97,283	48,648	97,283	48,648

Net increase (decrease) in cash and cash equivalents	(272,373)	59,755	(405,396)	(8,556)	(677,769)	51,199
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900
Cash and cash equivalents at end of the period	¥616,767	¥816,248	¥755,100	¥715,851	¥1,371,867	¥1,532,099

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Changes in accounting policies)
　　Sony newly adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2024:

IFRS 17 “Insurance Contracts”
　　The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach), and a simplified approach (the premium allocation approach) mainly for short-duration contracts.
　　IFRS 17 was effective for Sony as of April 1, 2023. Sony has retrospectively applied changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize and measure certain groups of insurance contracts as of the transition date for IFRS 17, for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the condensed consolidated financial statements for comparative periods and the condensed consolidated statement of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the condensed consolidated statements of changes in stockholders’ equity.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	261,094	217,545
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	31	-
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	261,125	217,545

	Thousands of shares
	Three months ended June 30
	2022 Restated	2023
Weighted-average shares outstanding for basic EPS computation	1,236,489	1,234,242
Effect of dilutive securities:
Stock options and other	4,005	4,121
Zero coupon convertible bonds	4,992	-
Weighted-average shares for diluted EPS computation	1,245,486	1,238,363

(Segmentation)
　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)
Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the three months ended June 30, 2022 have been made to conform to the presentation for the three months ended June 30, 2023.

Results for Adjusted OIBDA and Adjusted EBITDA for the Three Months Ended June 30, 2023

Sony has established three-year cumulative Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) as the most important financial performance indicator (Group KPI) in the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024. Starting in the three months ended June 30, 2023, Sony has decided to disclose the actual results for Adjusted EBITDA on a consolidated basis, which is the Group KPI, and Adjusted OIBDA (Operating Income Before Depreciation and Amortization) by segment.

The actual results for Segment Adjusted OIBDA and Consolidated Adjusted EBITDA for the three months ended June 30, 2023 are as follows:

Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to “Supplemental Information” on pages 5 to 9 for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023
Segment Adjusted OIBDA
Game & Network Services (G&NS)	70.2	75.9
Music	74.8	82.9
Pictures	61.8	28.5
Entertainment, Technology & Services (ET&S)	76.9	80.9
Imaging & Sensing Solutions (I&SS)	67.3	70.0
Financial Services	145.6	61.4
All Other, Corporate and elimination	(7.8)	(3.5)
Consolidated Adjusted OIBDA	488.9	396.1
Consolidated Adjusted EBITDA*	496.9	406.2

* The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net) (the same applies below). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment.

Outlook for the Fiscal Year Ending March 31, 2024

The forecast for consolidated results for the fiscal year ending March 31, 2024, as announced on April 28, 2023, has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	April Forecast	August Forecast	Change from April Forecast
Sales *[1]	10,974.4	11,500	12,200	+700 bil	+6.1%
Operating income	1,302.4	1,170	1,170	-	-
Income before income taxes	1,274.5	1,140	1,140	-	-
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	840	860	+20 bil	+2.4%

Adjusted OIBDA	1,816.9	1,770	1,770	-	-
Adjusted EBITDA	1,797.6	1,750	1,750	-	-

For all segments excluding the Financial Services segment *[2]	March 31, 2023 Results	April Forecast	August Forecast	Change from April Forecast
Net cash provided by operating activities	415.5	1,250	1,250	-	-

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Please refer to page F-11 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:
	Assumed foreign exchange rates for the nine months ending March 31, 2024	(For your reference) Assumed foreign exchange rates for the fiscal year ending March 31, 2024 at the time of the April forecast
1 U.S. dollar	approximately 135 yen	approximately 130 yen
1 Euro	approximately 146 yen	approximately 138 yen

Sales are expected to be higher than the April forecast due to higher-than-expected sales in the Financial Services, Game & Network Services (“G&NS”), Music and Entertainment, Technology & Services (“ET&S”) segments, partially offset by lower-than-expected sales in the Pictures and Imaging & Sensing Solutions (“I&SS”) segments.

Operating income is expected to remain unchanged due to an expected increase in operating income in the Music segment, as well as an expected decrease in the operating loss in All Other, Corporate and elimination, substantially offset by an expected decrease in operating income in the I&SS segment.

Income before income taxes is expected to remain unchanged from the April forecast.

Net income attributable to Sony Group Corporation’s stockholders is expected to be higher than the April forecast due to an expected decrease in income tax expense.

Adjusted OIBDA is expected to remain unchanged from the April forecast due to an expected increase in Adjusted OIBDA in the G&NS and Music segments, partially offset by an expected decrease in Adjusted OIBDA in the I&SS segment. Adjusted EBITDA is expected to remain unchanged from the April forecast mainly due to the same factors affecting Adjusted OIBDA.

The forecast for each business segment for the fiscal year ending March 31, 2024 has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.
Please refer to “Supplemental Information” on pages 5 to 9 for details of the reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	April Forecast	August Forecast
Game & Network Services (G&NS)
Sales	3,644.6	3,900	4,170
Operating income	250.0	270	270
Adjusted OIBDA	337.0	365	375
Music
Sales	1,380.6	1,410	1,490
Operating income	263.1	265	280
Adjusted OIBDA	316.4	325	335
Pictures
Sales	1,369.4	1,520	1,470
Operating income	119.3	120	120
Adjusted OIBDA	168.2	165	165
Entertainment, Technology & Services (ET&S)
Sales	2,476.0	2,380	2,430
Operating income	179.5	180	180
Adjusted OIBDA	276.9	280	280
Imaging & Sensing Solutions (I&SS)
Sales	1,402.2	1,600	1,560
Operating income	212.2	200	180
Adjusted OIBDA	408.9	445	425
Financial Services
Financial services revenue	889.1	870	1,320
Operating income	318.1	180	180
Adjusted OIBDA	322.4	205	205
All Other, Corporate and elimination
Operating loss	(39.8)	(45)	(40)
Adjusted OIBDA	(12.9)	(15)	(15)
Consolidated
Sales	10,974.4	11,500	12,200
Operating income	1,302.4	1,170	1,170
Adjusted OIBDA	1,816.9	1,770	1,770
Adjusted EBITDA	1,797.6	1,750	1,750

Game & Network Services (G&NS)
Sales are expected to be higher than the April forecast due to an expected increase in sales of non-first-party titles including add-on content and the impact of foreign exchange rates. Operating income is expected to remain unchanged from the April forecast mainly due to the impact of the above-mentioned increase in sales of non-first-party titles and an expected decrease in costs, substantially offset primarily by a deterioration in profitability of PlayStation®5 hardware mainly due to changes in promotions by geographic region and the sales channel mix, as well as the impact of changes in the launch dates of a portion of first-party titles. Adjusted OIBDA is expected to be higher than the April forecast mainly due to the same factors affecting operating income.

Music
Sales are expected to be higher than the April forecast mainly due to the impact of foreign exchange rates. Operating income is expected to be higher than the April forecast primarily due to the positive impact of foreign exchange rates as well as a remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method, recorded during the three months ended June 30, 2023. Adjusted OIBDA is expected to be higher than the April forecast mainly due to the positive impact of foreign exchange rates.

Pictures
Sales are expected to be lower than the April forecast, primarily due to the impact of the strikes conducted by the Writers Guild of America (WGA) and Screen Actors Guild - American Federation of Television and Radio Artists (SAG-AFTRA), which are expected to lead to lower revenues mainly due to release date changes for some theatrical releases in Motion Pictures and delays in deliveries of television series in Television Productions, partially offset by the impact of foreign exchange rates. The forecasts for operating income and Adjusted OIBDA remain unchanged from the April forecast, primarily due to the impact of the decrease in sales in connection with the above-mentioned strikes, substantially offset by the contribution from strong performances of films released theatrically in the three months ended June 30, 2023 and the positive impact of foreign exchange rates.

Entertainment, Technology & Services (ET&S)
Sales are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates. The forecasts for operating income and Adjusted OIBDA remain unchanged from the April forecast.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the April forecast mainly due to lower-than-expected unit sales of image sensors for mobile products, as well as image sensors for industrial and social infrastructure. These decreases in sales are expected to be partially offset by the impact of foreign exchange rates. The forecasts for operating income and Adjusted OIBDA are expected to be lower than the April forecast mainly due to the impact of the above-mentioned expected decrease in sales, partially offset by the positive impact of foreign exchange rates.

Financial Services
Financial services revenue is expected to be higher than the April forecast primarily due to an increase in net gains on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income and Adjusted OIBDA are expected to remain unchanged from the April forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

As mentioned above, the figures for the fiscal year ended March 31, 2023 contained in this earnings release have been restated in accordance with IFRS 17. As a result, financial services revenue for the fiscal year ended March 31, 2023 decreased compared to the figures previously disclosed in the earnings release for the fiscal year ended March 31, 2023. This decrease was mainly due to the amounts equivalent to the surrender benefit, etc., which were previously included in insurance premium revenue, being deducted from the revenue. In addition, operating income and Adjusted OIBDA for the fiscal year ended March 31, 2023 increased mainly due to an impact from a decrease in insurance contract liabilities related to variable life insurance in accordance with a revaluation of insurance contract liabilities under IFRS 17 in the life insurance business.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Supplemental Information

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the three months ended June 30, 2022 and 2023, respectively.

As the results for the three months ended June 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the first quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	52.8	49.2
Depreciation and amortization expense*	17.5	26.7
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	70.2	75.9
Music
Operating income	61.0	73.4
Depreciation and amortization expense*	13.8	15.6
(Profit) / loss amount that Sony deems non-recurring**	-	(6.0)
Adjusted OIBDA	74.8	82.9
Pictures
Operating income	50.7	16.0
Depreciation and amortization expense*	11.2	12.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	61.8	28.5
Entertainment, Technology & Services (ET&S)
Operating income	53.6	55.6
Depreciation and amortization expense*	23.4	25.2
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	76.9	80.9
Imaging & Sensing Solutions (I&SS)
Operating income	21.7	12.7
Depreciation and amortization expense*	45.6	57.3
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	67.3	70.0
Financial Services
Operating income	139.2	54.5
Depreciation and amortization expense*	6.4	6.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	145.6	61.4
All Other, Corporate and elimination
Operating loss	(14.0)	(8.4)
Depreciation and amortization expense*	6.2	4.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	(7.8)	(3.5)
Consolidated
Operating income	364.9	253.0
Depreciation and amortization expense*	124.0	149.1
(Profit) / loss amount that Sony deems non-recurring**	-	(6.0)
Adjusted OIBDA	488.9	396.1

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the three months ended June 30, 2022 and 2023, respectively.

As the results for the three months ended June 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the first quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended June 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	261.1	217.5
Net income attributable to noncontrolling interests	0.1	0.4
Income taxes	88.1	58.1
Interest expenses, net, recorded in Financial income and Financial expense	0.8	0.5
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	22.7	(13.4)
Depreciation and amortization expense*	124.0	149.1
(Profit) / loss amount that Sony deems non-recurring**	-	(6.0)
Adjusted EBITDA	496.9	406.2

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** There were no items which Sony deemed non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended June 30, 2022. The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended June 30, 2023.

(Yen in billions)
Three months ended June 30, 2023
(Profit) / loss amount that Sony deems non-recurring
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	(6.0)
Total	(6.0)

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Game & Network Services (G&NS)
Operating income	250.0
Depreciation and amortization expense*	87.0
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	337.0
Music
Operating income	263.1
Depreciation and amortization expense*	59.0
(Profit) / loss amount that Sony deems non-recurring**	(5.7)
Adjusted OIBDA	316.4
Pictures
Operating income	119.3
Depreciation and amortization expense*	48.9
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	168.2
Entertainment, Technology & Services (ET&S)
Operating income	179.5
Depreciation and amortization expense*	97.4
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	276.9
Imaging & Sensing Solutions (I&SS)
Operating income	212.2
Depreciation and amortization expense*	196.7
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	408.9
Financial Services
Operating income	318.1
Depreciation and amortization expense*	26.3
(Profit) / loss amount that Sony deems non-recurring**	(22.1)
Adjusted OIBDA	322.4
All Other, Corporate and elimination
Operating loss	(39.8)
Depreciation and amortization expense*	26.8
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	(12.9)
Consolidated
Operating income	1,302.4
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted OIBDA	1,816.9

The following table shows a reconciliation of Adjusted EBITDA from net income attributable to Sony Group Corporation’s stockholders in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Net income attributable to Sony Group Corporation’s stockholders	1,005.3
Net income attributable to noncontrolling interests	6.5
Income taxes	262.7
Interest expenses, net, recorded in Financial income and Financial expense	4.0
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted EBITDA	1,797.6

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal year ended March 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)
Total	(27.8)

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.